CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2003

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

13-16 Floors

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a press announcement dated July 15, 2003, relating to the sale of the entire issued share capital of City Telecom (Japan) Co., Ltd. by Automedia Holdings Limited, a wholly-owned subsidiary of the Company, to Takua Corporation for approximately HK$2 million, plus an additional amount as specified in the agreement between the parties if a certain condition were met. This transaction constitutes a connected transaction under the Listing Rules of the Stock Exchange of Hong Kong Limited.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

On 15th July, 2003, Automedia Holdings Limited, a wholly-owned subsidiary of the Company, entered into a conditional agreement for the sale of the entire issued share capital of City Telecom Japan to Takua Corporation. The transaction constitutes a connected transaction under Chapter 14 of the Listing Rules.

Parties to the agreement (the “Agreement”) for the sale and purchase of the entire issued share capital of City Telecom (Japan) Co., Ltd. (“City Telecom Japan”)

Date of Agreement:	15th July, 2003

Seller:	Automedia Holdings Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of City Telecom (H.K.) Limited (the “Company”)

Purchaser:	Takua Corporation, a company established under the laws of Japan, which is wholly-owned by Mr Masaaki Asai who is a brother of the Guarantor (as defined below)

Guarantor:	Mr Tatsushi Asai, a director of City Telecom Japan

Sale of the entire issued share capital of City Telecom Japan

The Company’s principal activities are the provision of international telecommunications services and fixed telecommunications network services. Pursuant to the Agreement, the Seller has agreed to sell the entire issued share capital of City Telecom Japan to the Purchaser for an aggregate price (the “Consideration”) of JPY30,000,000 (approximately HK$2,000,000) which is to be paid by the Purchaser to the Seller in thirty monthly instalments commencing from the date of completion (“Completion Date”). Should the net asset value of City Telecom Japan as shown in its accounts as at the Completion Date exceed JPY60,000,000 (approximately HK$4,000,000), the Consideration shall be increased to include an additional amount equal to the amount by which such net asset value exceeds JPY60,000,000, such additional amount will be payable by the Purchaser under the same thirty monthly instalments as aforesaid. Under the terms of the Agreement, the Guarantor has agreed to act as guarantor for the due and punctual performance of the Purchaser’s obligations under the Agreement at no additional consideration to the Seller (the “Guarantee”).

Completion of the sale of the entire issued share capital of City Telecom Japan under the Agreement is subject to the condition precedent that the Company shall have complied with any requirements which The Stock Exchange of Hong Kong Limited may impose on the Company in connection with the Agreement.

Reason for the Agreement

City Telecom Japan is engaged in the provision of retail IDD services in Japan and has been incurring losses since its establishment in 1997. The accumulated net loss of City Telecom Japan for the period from its incorporation to 31st August, 2002 as stated in its unaudited management accounts is HK$19,960,000 and the net loss of City Telecom Japan for the two years ended 31st August, 2001 and 31st August, 2002 as stated in its unaudited management accounts are HK$141,000 and HK$777,000 respectively. City Telecom Japan has a negative net tangible assets amount of HK$19,290,000 as stated in its unaudited management accounts as at 31st August, 2002.

The directors (including the independent non-executive directors) of the Company (the “Directors”) consider that it is in the best interest of the Company to dispose of all its interests in City Telecom Japan to the Purchaser. The Directors are of the view that the terms of the Agreement (including the basis on which the Consideration was determined) have been negotiated on an arm’s length basis and are fair and reasonable so far as the shareholders of the Company are concerned, and the Agreement has been entered on normal commercial terms.

Application of Proceeds

The proceeds generated from the sale of the entire issued share capital of City Telecom Japan will be utilized as general working capital of the Company.

Connected Transaction

The Purchaser is wholly-owned by Mr Masaaki Asai who is a brother of the Guarantor. Pursuant to Rule 14.03(2) and Rule 14.23 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), the entering into of the Agreement by the Seller constitutes a connected transaction for the Company. The Consideration payable by the Purchaser under the Agreement is less than HK$10,000,000. In accordance with the terms of the Agreement, the Guarantee is being provided to the Seller for no additional consideration. Accordingly, no independent shareholders’ approval is required and the transaction is disclosed in accordance with Rule 14.25(1) of the Listing Rules. The Company is required to disclose the transaction in this announcement and in its next published annual report and accounts.

By Order of the Board
Wong Wai Kay, Ricky
Chairman

Hong Kong, 15th July, 2003

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Corinna Sio
Name: Corinna Sio
Title: Finance Director

Dated: July 15, 2003